ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 29, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Donald Field and Ms. Erin Jaskot

Re:	The TJX Companies, Inc.

Form 10-K for the Fiscal Year Ended February 1, 2020

Filed March 27, 2020

Definitive Proxy Statement on Schedule 14A

Filed April 23, 2020

File No. 001-04908

Dear Mr. Field and Ms. Jaskot:

The comment letter received by The TJX Companies, Inc. (“TJX”) from the Staff of the Securities and Exchange Commission (the “SEC”), dated January 27, 2021, regarding the above-referenced Form 10-K and Definitive Proxy Statement on Schedule 14A, requests that TJX respond within ten business days or advise the Staff when TJX will respond. TJX is working to address the points in the comment letter but requires additional time to complete its responses. In order to fully respond to the comment letter, TJX believes it will need until February 24, 2021. We appreciate the Staff’s willingness to allow for the additional time.

If you have any questions regarding this letter, please do not hesitate to contact me at (617) 235-4824.

Very truly yours,

/s/ Tara Fisher
Tara Fisher